

May 19, 2015

Steven P. Rasche
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

> **Re:** **The Laclede Group, Inc.**
> **Laclede Gas Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 25, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 6, 2015**
> **File Nos. 001-16681 & 001-01822**
> **Alabama Gas Corporation**
> **Amendment No. 1 to Form 10-K for the Transition Period From**
> **January 1, 2014 to September 30, 2014**
> **Filed November 26, 2014**
> **File No. 002-38960**

Dear Mr. Rasche:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In the interest of reducing the number of comments, we have not repeated the Laclede Group comments that also relate to Laclede Gas or Alabama Gas (Alagasco). Please apply all Laclede Group comments to Laclede Gas and Alagasco to the extent they are applicable.

Steven P. Rasche
The Laclede Group, Inc.
Laclede Gas Company
Alabama Gas Corporation
May 19, 2015
Page 2

The Laclede Group, Inc. Form 10-K for the Fiscal Year Ended September 30, 2014

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

2. Acquisitions, page 76

2. Please tell us the qualitative factors that make up the goodwill you recognized during the periods presented, and how you complied with the disclosure requirements of ASC 805-30-50-1(a).

3. We note that for income tax purposes, Laclede Group has elected to treat the acquisition of Alagasco as an asset purchase under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. Explain to us how this election impacted the negotiated purchase price. We also note a deferred tax asset ("DTA") was established for the excess tax basis in assets resulting from this election at Alagasco with a corresponding increase to equity. It appears you applied the guidance under ASC 740-20-45-11(g) to establish the goodwill DTA and related increase to equity at Alagasco. Please confirm our understanding. Further, we assume changes to the goodwill DTA would be reported as a component of deferred tax expense in the income statement. Please advise. In this regard, revise your future MD&A discussion to explain how changes to the DTA will impact the effective tax rate. Lastly, explain to us why the entire amount of the goodwill DTA was recorded as noncurrent.

4. Explain to us and disclose how the material increase in equity resulting from the establishment of the goodwill DTA at Alagasco will affect how rates are established under your current rate setting process. If applicable, revise your MD&A to discuss how this issue will impact your future profitability.

5. Stockholder's Equity

Laclede Group

Equity Units, page 83

5. You disclose the stock purchase contract, which are a part of the Equity Units you issued in June 2014, obligate the holders to purchase shares of common stock at a future settlement date prior to the relevant RSN maturity date. This disclosure does not clearly convey the settlement date(s). However, we also note your disclosure that the Laclede Group will issue shares under the terms of the stock purchase contracts in April 2017.

Steven P. Rasche
The Laclede Group, Inc.
Laclede Gas Company
Alabama Gas Corporation
May 19, 2015
Page 3

Please tell us and disclose in future filings what the settlement date(s) of the stock purchase are, or if April 2017, revise for consistency.

6. You disclose that the number of shares to be purchased by stock purchase contract holders will be determined under a formula based upon the average closing price of the common stock near the settlement date. Please tell us what consideration you gave to disclosing how the number of shares will be determined under the formula.

7. Explain to us what the quarterly contract adjustment payments on the stock purchase contracts are that you make reference to on page 83, and if related, what principal balance the 4.75% rate disclosed on page 84 is applied against to determine the quarterly contract adjustment payment.

13. Pension Plans and Other Postretirement Benefits, page 104

8. We note ASC 715 requires you to recognize the funded status of your defined benefit pension plans on your balance sheet. Explain to us how you concluded it was appropriate to record a regulatory asset to offset the liability recognized as a result of applying ASC 715 in lieu of recognizing a charge to other comprehensive income. Refer to ASC 980-715-25. Please be detailed in your response.

15. Regulatory Matters, page 120

9. We note you recognized regulatory assets during the fiscal year ended September 30, 2014 that appear to relate to your acquisition of Alagasco, including "[r]ate recovery of asset removal costs" and "[a]ccretion and depreciation of asset retirement obligations." Please tell us in detail what these regulatory deferrals are comprised of and if you have a regulatory order that specifically permits recovery of these costs. We also note your disclosure on page 71 that as permitted by the APSC, Alagasco accrues future removal costs associated with its property, plant and equipment even if a legal obligation does not exist, which are provided for through depreciation expense and a corresponding credit to regulatory liabilities. However, we note that the entire $60.5 million "[a]ccrued cost of removal" regulatory liability balance appears to be attributable to Laclede Gas. Please tell us whether Alagasco has collected removal costs through rates in excess of costs incurred, and if so, whether a liability was recorded and the associated amount. Additionally, please tell us whether the "[r]ate recovery of asset removal costs" represents non-legal removal costs incurred in excess of amount provided for in rates that you are specifically permitted to recover.

Steven P. Rasche
The Laclede Group, Inc.
Laclede Gas Company
Alabama Gas Corporation
May 19, 2015
Page 4

Alabama Gas Corporation Form 10-K for the Transition Period from January 1, 2014 to September 30, 2014

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 28

10. The scope paragraph of your predecessor auditor's report does not make reference to your statement of capitalization as of December 31, 2013. Please request your auditor to tell us whether the statement was included in the scope of its audit.

The Laclede Group, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Financial Statements

Notes to the Financial Statements, page 23

11. Please tell us in detail how you have complied with the all of the disclosure requirements of ASC 815-10-50, including but not limited to information that would enable users of your financial statements to understand the volume of your activity in derivative instruments as required by ASC 815-10-50-1A(d) and overall quantitative disclosures as required by ASC 815-10-50-4A through -4E.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steven P. Rasche
The Laclede Group, Inc.
Laclede Gas Company
Alabama Gas Corporation
May 19, 2015
Page 5

       You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Robert Babula, Staff Accountant at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief